Exhibit 99.1

13 June 2023

PureTech Health plc

Results of Annual General Meeting

The Annual General Meeting of PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech Health” or the “Company”) was held at 11 a.m. EDT/4 p.m. BST on Tuesday, June 13, 2023.

All of the resolutions proposed at the Annual General Meeting were duly passed by the shareholders on a poll.

The results of the poll, incorporating the proxy votes lodged in advance of the meeting, are set out below. All resolutions were passed by greater than 93% of the shares voted at the meeting.

Resolutions	For	%	Against	%	Withheld	Total votes cast
001. To approve the Company’s Annual Report and Accounts for year ended 31 December 2022	218,239,144	100.00%	0	0.00%	1,856	218,239,144
002. To approve the Directors’ Remuneration Report	208,436,087	95.51%	9,804,137	4.49%	776	218,240,224
003. To elect Ms. Sharon Barber-Lui as a director	217,708,896	99.76%	530,758	0.24%	1,346	218,239,654
004. To elect Dr. Raju Kucherlapati as a director	217,673,486	99.74%	564,168	0.26%	3,346	218,237,654
005. To elect Dr. John LaMattina as a director	208,905,865	95.72%	9,331,788	4.28%	3,347	218,237,653
006. To elect Ms. Kiran Mazumdar-Shaw as a director	204,963,784	93.92%	13,275,369	6.08%	1,847	218,239,153
007. To elect Dr. Robert Langer as a director	213,495,366	97.83%	4,743,812	2.17%	1,822	218,239,178
008. To elect Ms. Daphne Zohar as a director	218,236,986	100.00%	2,693	0.00%	1,321	218,239,679
009. To elect Dr. Bharatt Chowrira as a director	217,679,376	99.99%	30,161	0.01%	531,463	217,709,537
010. To appoint PricewaterhouseCoopers LLP as the auditors of the Company	217,704,419	99.75%	535,776	0.25%	805	218,240,195
011. To authorize the Audit Committee to determine the Auditors’ remuneration	218,232,344	100.00%	6,151	0.00%	2,505	218,238,495
012. To authorize the allotment of shares	218,208,524	99.99%	31,471	0.01%	1,005	218,239,995
013. To approve the Company’s new Performance Share Plan	211,285,130	96.81%	6,952,233	3.19%	3,637	218,237,363
014. To disapply pre-emption rights	217,137,254	99.50%	1,101,010	0.50%	2,736	218,238,264
015. To further disapply pre-emption rights as if section 561 of the Companies Act 2006 did not apply to any allotment of equity securities for cash or sale of treasury shares for cash	214,933,920	98.49%	3,304,344	1.51%	2,736	218,238,264
016. To authorize market purchase of own shares	217,711,818	99.76%	528,167	0.24%	1,015	218,239,985
017. To authorize general meetings to be called on not less than 14 clear days’ notice	217,917,408	99.85%	322,238	0.15%	1,354	218,239,646

Notes:

(1)	A vote “Withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution.

(2)

As at June 9, 2023, the record date for the Annual General Meeting, the number of issued shares in the Company entitling the holders to attend and vote for or against all the resolutions at the AGM was 277,430,684 ordinary shares. This does not include 12,037,475 shares held in treasury by the Company. In accordance with the Company’s Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

(3)

The full text of the resolutions may be found in the Notice of the Annual General Meeting, copies of which are available on both the Company’s website https://investors.puretechhealth.com/financials-filings/reports and on the National Storage Mechanism.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 27 therapeutics and therapeutic candidates, including two (Plenity® and EndeavorRx®) that have received both US FDA clearance and European marketing authorization and a third (KarXT) that is expected to be filed soon for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those related to our future prospects, developments and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Investor Relations

IR@puretechhealth.com